[redacted]

CM

SEC
Mail Processing Section SECURI 09058012 ION

FEB 17 2009

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUBON SECURITIES USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. FOOTHILL BLVD., SUITE 100
(No. and Street)

PASADENA	CA	91107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATIE TAI (626)243-4638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRY C. LIN, CPA, A PROFESSIONAL CORPORATION
(Name – *if individual, state last, first, middle name*)

17890 CASTLETON ST., SUITE 102, CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KATIE TAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUBON SECURITIES USA, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

DENNIS L JONES
Commission # 1550103
Notary Public - California
Los Angeles County
My Comm. Expires Feb 5, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRY C. LIN, CPA

A Professional Corporation

17890 Castleton Street, Suite 102, City of Industry, CA 91748
www.harrylincpa.com

Tel. 626-810-3403
Fax. 626-810-2450
Member Firm of AICPA

Independent Auditors' Report

To the Member
Fubon Securities USA, LLC

We have audited the accompanying statement of financial condition of Fubon Securities USA, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harry C. Lin, CPA, A Professional Corporation

Harry C. Lin, CPA, A Professional Corporation

City of Industry, California
January 19, 2009

Fubon Securities USA LLC
Statement of Financial Condition
December 31, 2008

	Note	Amount
Assets		
Cash and cash equivalent	2	$ 2,555,750
Deposit with clearing organization		100,000
Receivable from clearing organization	3	33,952
Commission receivable	2	90,000
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $66,406	2, 4	24,920
Prepaid expense and other assets		9,986
Security deposit	2, 7	55,001
Total Assets		$ 2,869,609
Liabilities and Member's Interest		
Liabilities		
Payable to clearing organization	3	$ 733
Accounts payable and other accrued liabilities		112,852
Total Liabilities		113,585
Commitments and Contingencies	5	-
Member's Interest		
Member's interest	8	2,756,024
Total Liabilities and Member's Interest		$ 2,869,609

The accompanying notes are an integral part of these financial statements

Fubon Securities USA LLC
Statement of Operations
For the Year Ended December 31, 2008

	Note	Amount
Revenue		
Commission income	2	$ 2,221,999
Interest and dividend	2	67,596
Total Revenue		2,289,595
Expenses		
Advertising and marketing		431
Commissions		247,651
Communication		39,661
Depreciation	2	18,092
Employee compensation and benefits	6	178,851
Execution and clearing costs	5	108,313
Insurance		26,491
Legal and professional fees		33,379
Office expense		2,968
Other expenses		33,318
Payroll taxes		15,179
Regulatory fees		3,080
Rent expenses		89,226
Travel expense		32,695
Total Expenses		829,335
Income Before Income Taxes		1,460,260
Provision for Income Taxes		
Current income taxes- state	2	6,800
Net Income		$ 1,453,460

The accompanying notes are an integral part of these financial statements

Fubon Securities USA LLC

Statement of Changes in Member's Interest

For the Year Ended December 31, 2008

		Amount
Balance at January 1, 2008	$	1,802,564
Current year net income		1,453,460
Member distribution		(500,000)
Balance at December 31, 2008	$	2,756,024

The accompanying notes are an integral part of these financial statements

Fubon Securities USA LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

	2008
Cash flows from operating activities:	
Net income for the period	$ 1,453,460
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	18,090
(Increase)Decrease in receivable from clearing organizations	(27,184)
(Increase)Decrease in receivable-others	(90,000)
(Increase)Decrease in securities deposits	29,049
(Increase)Decrease in prepaid expense and other assets	2,103
Increase (Decrease) in payable to clearing organization	(1,071)
Increase (Decrease) in accounts payable and accrued liabilities	57,833
Total adjustments	(11,180)
Net cash used by operating activities	1,442,280
Cash Flow From Investing Activities:	
Purchase of property and equipment	(4,358)
Net Cash Used In Investing Activities	(4,358)
Cash Flow From Financing Activities:	
Distribution from member's interest	(500,000)
Net Cash Used In Financing Activities	(500,000)
Net increase in cash and cash equivalents	937,922
Cash and cash equivalents, beginning of period	1,617,828
Cash and cash equivalents, end of period	$ 2,555,750
Supplemental cash flow disclosures:	
Income tax paid during the period	$ 6,800
Interest expense paid during the period	$ 9

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION

Fubon Securities USA LLC (the "Company") was formed on March 23, 2004 in the State of California to provide securities advisory and brokerage services to individual and institutional investors.

The Company became a registered securities broker-dealer under the Securities Exchange Act of 1934 on December 16, 2004 and is a member of the Financial Industry Regulatory Authority. (FINRA). The Company acts as an introducing broker and clears customer transactions through another broker-dealer on a fully disclosed basis and does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission, including rule 15c3-3 with respect to the reserve and custody of securities.

The Company is wholly owned subsidiary of Fubon USA, Inc., a California Corporation (FUI), which in turn is a wholly owned subsidiary of Fubon Securities (BVI) Ltd., a British Virgin Islands company. FUI and its BVI parent company are ultimately owned and controlled by Fubon Financial Holding Company (a public company listed on Taiwan Stock Exchange).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

Commission income is recorded on a settlement-date basis. Clearing costs are recorded as securities transactions are settled by the clearing broker-dealer.

Fubon Securities USA LLC estimated trailing commission income in the amount of $90,000 in the fourth quarter 2008.

(b) Property and Equipment

Property and equipment are carried at cost. Depreciation of furniture and equipment is calculated using the straight-line method over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of useful lives or the term of the respective leases.

(c) Income Taxes

The Company was formed as "single-member LLCs" and under the Federal "check-the-box" tax regulations, has elected to become a disregarded entity and is treated as a division of its parent company, Fubon USA, Inc., for federal income tax purposes. The Company, however, is subject to franchise tax and LLC fees for state income tax purpose.

(d) Long Lived Assets

The Company periodically evaluates the recoverability of its long lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long Lived Assets*," based on the estimated cash flows to be generated by the related assets. In the event that facts and circumstances indicate that long lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to be determined if a write down is necessary.

(e) Other Comprehensive Income

The Company adopted provisions under SFAS No. 130 "*Reporting Comprehensive Income*," which is effective for fiscal years beginning after December 15, 1997. This statement prescribes standards for reporting comprehensive income and its components. The company currently has no items of other comprehensive income.

(f) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with one clearing broker-dealer. For customers' securities and cash held in custody by the clearing broker-dealer, any loss resulted from the failure of performance by the clearing broker-dealer is insured first by the SIPC up to $500,000, then covered fully by the clearing broker-dealer's commercial insurer. As of December 31, 2008, the Company's SIPC unsecured balance in the amount of $698,680 was covered fully by the clearing broker-dealer's commercial insurer.

The Company's cash balances are maintained with First Commercial Bank (USA), a U.S. branch of a foreign bank. First Commercial Bank (USA) accounts are insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000 per each depositor. The FDIC deposit insurance temporarily increased from $100,000 to $250,000 per depositor through December 31, 2009.

As of December 31, 2008, the Company had a cash deposit position not covered by such FDIC insurance in the amount of $107,071 and $1,054,726 deposited at the Taipei Fubon Bank – Los Angeles branch, an affiliate under the common ownership control by Fubon Financial Holding Co. Ltd. The amount of $54,726 deposited in Taipei Fubon Bank is then pledged to the landlord. The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future.

(g) Use of Estimates

The preparation of the financial statements under the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

NOTE 3. RECEIVABLE FROM (PAYABLE TO) CLEARING ORGANIZATION

Amounts receivable from and payable to clearing broker-dealer at December 31, 2008 consist of the following:

	Amount
Commission account	$ 28,724
12b-1 Commission account	4,606
Error Account	205
Mutual fund principal account	104
Principal Trading Account	313
	$ 33,952

	Amount
Payable to clearing organization	$ 733

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Amounts included in the property, plant and equipment at December 31, 2008 consist of the following:

		Amount
Office equipment	$	20,416
Leasehold improvement		51,775
Computer equipment		19,136
		91,327
Less: Accumulated Depreciation		(66,407)
	$	24,920

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on November 18, 2004. Nevertheless, according to provisions of the lease, the 5-year lease term did not effectively commence until April 2005, when all tenant improvements were completed and the Company took occupancy of the premises. The lease provides one 5-year renewal option at the expiration of the original term.

The lease is secured for the benefit of the lessor by a certificate of deposit in the amount of $135,000. According to provisions of the lease, lessor will reduce the deposit requirement by releasing an annual amount of $27,000 on each anniversary date of the commencement of the lease to the Company, provided that other conditions are met. As of December 31, 2008, the balance of the deposit including interest income is $54,726.

The Company also leases various office equipments on a month-to-month basis. These leases have not been capitalized and are treated as operating leases.

As of December 31, 2008, the estimated annual rental commitments for the next future years are as follows:

Year ended December 31	Amount
2009	87,637
2010	25,744
	$ 113,381

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $15,500 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to-dollar basis up to 5% of the employees' compensation.

NOTE 7. RELATED PARTY TRANSACTIONS

(a) Related Party

Name of Related Parties	Description
Fubon USA Inc. (FUI)	As of December 31, 2008 FUI is the sole member of the Company
Taipei Fubon Bank - Los Angeles Branch (TFB - LA)	An affiliate under the common ownership control with the Company by Fubon Financial Holding Company

(b) Related Party Transactions

	Related Party	Amount
Security deposit	TFB - LA	$ 54,726
Certificate of Deposit	TFB – LA	$ 100,000

NOTE 8. MEMBER CONTRIBUTION/ DISTRIBUTION

On February 14, 2006, FUI, the sole member of the Company, injected additional capital contribution into the Company by transferring $1,000,000 in cash to the Company. There is no additional capital increases in 2008.

On September 16, 2008, Fubon Securities USA LLC distributed $500,000 of its profit to the sole member, Fubon USA Inc.

Schedule I

Fubon Securities USA LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

		Amount
Net Capital		
Total Member's Interest per Statement of Financial Condition	$	2,756,024
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Deductions and/or charges		
Non-allowable assets		(179,907)
Haircuts on Securities		
Other Securities		(84,666)
Undue Concentration		(33,317)
Net Capital	$	2,458,134
Net Capital Requirement		
Aggregate Indebtedness		
Payable to clearing organizations	$	733
Accounts payable and other accrued liabilities		112,852
Aggregate Indebtedness	$	113,585
Minimum Net Capital Requirement-(Greater of 6.67% of Aggregate Indebtedness or $5,000)	$	7,572
Minimum dollar net capital requirement	$	100,000
Excess Net Capital	$	2,446,775
Ratio of Aggregate Indebtedness to Net Capital		5%

Fubon Securities USA LLC

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2008

	Amount
Net Capital per Computation Contained in Company's Corresponding Unaudited Form X-17A-5 Part II Filing	$ 2,458,134
Net Capital per Computation Pursuant to Rule 15c3-1	$ 2,458,134

Schedule III

Fubon Securities USA LLC
Computations for Determination of Reserve for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2008

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

Fubon Securities USA LLC

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2008

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

Part II
Fubon Securities USA LLC

Statement of Internal Control
December 31, 2008

HARRY C. LIN, CPA

A Professional Corporation

17890 Castleton Street, Suite 102, City of Industry, CA 91748
www.harrylincpa.com

Tel. 626-810-3403
Fax. 626-810-2450
Member Firm of AICPA

To the Member
Fubon Securities USA, LLC

In planning and performing our audit of the financial statements of Fubon Securities USA, LLC (a wholly owned subsidiary of Fubon USA, Inc), (hereafter referred to as the "Company") for the year then ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility and safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exempt provisions of Rule 15c3-3 as of December 31, 2008 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Harry C. Lin CPA. A Professional Corporation

Harry C. Lin, CPA, A Professional Corporation

City of Industry, California
January 19, 2009